February 19, 2015

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Dietrich A. King

Re:
Barnes & Noble, Inc.
Registration Statement on Form S-3
Filed December 23, 2014
File No. 333-201222
Form 10-K for the Fiscal Year Ended May 3, 2014
Filed June 27, 2014
Form 10-Q for the Quarterly Period Ended November 1, 2014
Filed December 9, 2014
File No. 001-12302

Dear Mr. King:

We refer to the letter dated January 22, 2015 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) to Barnes & Noble, Inc., a Delaware corporation (the “Company”), setting forth the comments of the staff of the SEC (the “Staff”) with respect to (i) the Company’s Registration Statement on Form S-3, File No. 333-201222, filed on December 23, 2014 (the “Registration Statement”), (ii) the Company’s Form 10-K for the Fiscal Year Ended May 3, 2014, filed on June 27, 2014 (the “10-K”), and (iii) the Company’s Form 10-Q for the Quarterly Period Ended November 1, 2014, File No. 001-12302, filed on December 9, 2014 (the “10-Q”).

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment.

Registration Statement on Form S-3 filed on December 23, 2014

General

1.
At this time, a review is open for your Annual Report on Form 10-K for the fiscal year ended May 3, 2014. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

Response:  We confirm that understanding.

Form 10-K for the Fiscal Year Ended May 3, 2014

Exhibit 13.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page F-3

53 Weeks Ended May 3, 2014 Compared with 52 Weeks Ended April 27, 2013, page F-12

Sales, page F-12

2.
Within your discussion of changes in sales for the 53 weeks ended May 3, 2014 as compared to the 52 weeks ended April 27, 2013, you primarily include qualitative discussion of factors that impacted a disclosed comparable store sales percentage. In your response, please provide us with a revised discussion of your comparison of sales and cost of sales for the aforementioned periods for all reportable segments, including quantification of the impact on sales, if material, of each of the qualitative factors you identified therein. For example, if material, please tell us the impact of each of the lower physical book sales and the offsetting stronger sales in the Toys & Games and Gift categories factors you make reference to in explaining the change in sales for your B&N Retail segment, and the lower textbook sales and higher mix of lower priced used textbook rentals, partially offset by higher general merchandise sales you make reference to in explaining the change in sales for your B&N College segment. Additionally, please tell us the underlying reasons you believe caused each of the identified items to change during the periods presented. Refer to Item 303(A)(3)(i) of Regulation S-K.

Response:  As requested, our additional disclosure is in bold below and we will add equivalent disclosure in our future filings.  We have reordered the existing disclosure below to enhance these additions.

Sales

The following table summarizes the Company’s sales for the 53 weeks ended May 3, 2014 and 52 weeks ended April 27, 2013:

	53 Weeks Ended		52 Weeks Ended
Dollars in thousands	May 3, 2014	% Total	April 27, 2013	% Total
B&N Retail	$4,295,110	67.3%	$4,568,243	66.8%
B&N College	1,748,042	27.4%	1,763,248	25.8%
NOOK	505,862	7.9%	780,433	11.4%
Elimination	(167,657)	(2.6)%	(272,919)	(4.0)%
Total Sales	$6,381,357	100.0%	$6,839,005	100.0%

The Company’s sales decreased $457.7 million, or 6.7%, during fiscal 2014 to $6.38 billion from $6.84 billion during fiscal 2013. The decrease by segment is as follows:

•
B&N Retail sales decreased $273.1 million, or 6.0%, to $4.30 billion during the 53 weeks ended May 3, 2014 from $4.57 billion during the 52 weeks ended April 27, 2013, and accounted for 67.3% of total Company sales. The inclusion of the 53rd week contributed $56.6 million in additional sales in fiscal 2014. The decrease was attributable to a 5.8% decrease in comparable store sales, which decreased sales by $224.6 million, and lower online sales, which declined by $32.3 million. Closed stores decreased sales by $81.8 million, partially offset by new stores that increased sales by $19.0 million.  B&N Retail also includes third-party sales of Sterling Publishing, which declined $6.6 million, or 5.7%, versus the prior year.

Of the $224.6 million decrease in comparable store sales, core comparable store sales, which exclude sales of NOOK® products, decreased $113.0 million or 3.1% as compared to the prior year, while sales of NOOK products at B&N Retail stores declined $111.8 million on lower device unit volume and lower average selling prices. Core comparable sales were impacted by comparisons to the strong sales of the Fifty Shades and Hunger Games trilogies in the prior year. Excluding these trilogies, core comparable store sales decreased $17.2 million or 1.7%. Core comparable store sales were impacted by lower physical book sales, which decreased sales by $45.0 million, partially offset by stronger sales in non-book core categories, which increased sales by $27.9 million.  Non-book core categories include Toys

& Games, Gift, Café and other items. Core sales trends benefitted from a strong line-up of bestselling book titles, merchandising initiatives and a holiday advertising campaign. The Company’s management believes this campaign created greater awareness of the in-store shopping experience and expanded depth and breadth of product offerings.

•
B&N College sales decreased $15.2 million, or 0.9%, to $1.75 billion during the 53 weeks ended May 3, 2014 from $1.76 billion during the 52 weeks ended April 27, 2013, and accounted for 27.4% of total Company sales. The inclusion of the 53rd week contributed $14.6 million in additional sales in fiscal 2014. Comparable sales dollars decreased sales by $73.5 million or 2.7% for the year. Recognition of previously deferred rental revenues increased sales by $2.0 million for the year.  Closed stores decreased sales by $21.2 million, offset by new store openings, which increased sales by $63.2 million.

The comparable store sales decline of 2.7% was attributable to lower textbook sales, which decreased sales by $150.3 million and a higher mix of lower priced used textbook rentals, which decreased sales by $11.8 million, partially offset by higher textbook rentals, which increased sales by $70.1 million, higher general merchandise sales, which increased sales by $14.3 million. While comparable store sales percentages are adjusted for the impact of textbook rentals, sales dollars are negatively impacted by the continued growth of textbook rentals, which have a lower price than new or used textbooks, and a portion of rental sales are deferred over the rental period. As B&N College expanded its textbook rental offerings, its consumers have been shifting away from higher priced textbook purchases to lower priced rental options.  General merchandise sales have continued to increase as B&N College continues to expand its product offerings in its stores.

•
NOOK sales decreased $274.6 million, or 35.2%, to $505.9 million during the 53 weeks ended May 3, 2014 from $780.4 million during the 52 weeks ended April 27, 2013. The inclusion of the 53rd week contributed $9.2 million in additional sales in fiscal 2014. Device and accessories sales decreased $211.0 million, or 44.8%, to $260.3 million during the 53 weeks ended May 3, 2014 on lower device unit volume and lower average selling prices. Two new tablet products were launched in fiscal 2013 versus one new e-Ink product in fiscal 2014, as the Company sold through most of its existing device inventories at reduced prices. Digital content sales decreased $63.6 million, or 20.6%, to $245.6 million during the 53 weeks ended May 3, 2014. The digital content decrease was primarily due to lower device unit volume throughout the year, lower average selling prices and comparisons to the Fifty Shades and Hunger Games trilogies in the prior year. Excluding the impact of these two trilogies, digital content sales decreased 17.5% during the 53 weeks ended May 3, 2014.

•
The elimination represents sales from NOOK to B&N Retail and B&N College on a sell through basis. The decrease versus prior year was due to the lower device sales at B&N Retail. NOOK sales, net of this elimination, accounted for 5.3% of total Company sales.

Cost of Sales and Occupancy, page F-13

3.
As was requested in comment 2 for sales, in your response, please provide us with a revised discussion of cost of sales and occupancy quantifying the qualitative variables identified by you, if material, on pages F-13 and F-14 for the 53 weeks ended May 3, 2014 as compared to the 52 weeks ended April 27, 2013. Additionally, please tell us the underlying reasons you believe caused each of the identified items to change during the periods presented. Refer to Item 303(A)(3)(i) of Regulation S-K.

Response:  As requested, our additional disclosure is in bold below and we will add equivalent disclosure in our future filings.  We have reordered the existing disclosure below to enhance these additions.

Cost of Sales and Occupancy

	53 Weeks Ended		52 Weeks Ended
Dollars in thousands	May 3, 2014	% Sales	April 27, 2013	% Sales
B&N Retail	$2,956,821	68.8%	$3,168,520	69.4%
B&N College	1,310,673	75.0%	1,358,172	77.0%
NOOK	423,585	83.7%	902,726	115.7%
Elimination	(167,657)	(33.1)%	(272,919)	(35.0)%
Total Cost of Sales and Occupancy	$4,523,422	70.9%	$5,156,499	75.4%

The Company’s cost of sales and occupancy includes costs such as merchandise costs, distribution center costs (including payroll, freight, supplies, depreciation and other operating expenses), rental expense, management service agreement costs with schools, common area maintenance and real estate taxes, partially offset by landlord tenant allowances amortized over the life of the lease.

Cost of sales and occupancy decreased $633.1 million, or 12.3%, to $4.52 billion in fiscal 2014 from $5.16 billion in fiscal 2013. Cost of sales and occupancy decreased as a percentage of sales to 70.9% in fiscal 2014 from 75.4% in fiscal 2013. The decrease by segment is as follows:

•
B&N Retail cost of sales and occupancy decreased as a percentage of sales to 68.8% in fiscal 2014 from 69.4% in fiscal 2013. This decrease was attributable to a higher sales mix of higher margin core products (which excludes NOOK® products), which decreased costs of goods sold and occupancy as a percentage of sales by 70 basis points, increased vendor allowances on additional showroom partnerships, which decreased costs of sales and occupancy as a percentage of sales by 28 basis points, and favorable settlements, which decreased costs of sales and occupancy as a percentage of sales by 35 basis points on improvements to the distribution center accrual reconciliation process.  These favorable variances were partially offset by expense deleverage of 100 basis points against the sales decline, as described above.

•
B&N College cost of sales and occupancy decreased as a percentage of sales to 75.0% in fiscal 2014 from 77.0% in fiscal 2013 due to a favorable sales mix of higher margin textbook rentals, which decreased costs of goods sold and occupancy as a percentage of sales by 95 basis points, and general merchandise, which decreased costs of goods sold and occupancy as a percentage of sales by 88 basis points, increased textbook rental margin rates, which decreased costs of goods sold and occupancy as a percentage of sales by 46 basis points, and a $7.7 million favorable LIFO adjustment this year compared to a $2.2 million unfavorable LIFO adjustment last year.  These were partially offset by sales deleveraging of 9 basis points and higher occupancy costs as a percentage of sales of 30 basis points as a result of contract renewals. As B&N College expanded its textbook rental offerings, its consumers have been shifting away from higher priced textbook purchases to lower priced rental options. General merchandise sales have continued to increase as B&N College continues to expand its general merchandise product offerings in its stores.

•
NOOK cost of sales and occupancy decreased as a percentage of sales to 83.7% in fiscal 2014 from 115.7% in fiscal 2013. During fiscal 2013, the Company recorded $222.2 million of additional inventory related charges, of which $189.7 million was recorded to cost of sales and the remainder related to sales allowances, as the holiday sales shortfall resulted in higher than anticipated levels of finished and unfinished goods. The current year includes a reduction in cost of sales of $25.7 million as the Company sold through devices at higher average selling prices than originally anticipated, and also was able to use parts and components, which were previously written down, to build more devices to meet higher than expected demand. The current year also includes $21.8 million of inventory charges to write down device development and other costs reflective of changes to the Company’s device strategy.

Selling and Administrative Expenses, page F-15

4.
You disclose on page F-48 that advertising costs charged to selling and administrative expenses, in thousands, were $61,527, $110,878 and $116,388 during fiscal 2014, 2013 and 2012, respectively. Outside of a qualitative reference to lower advertising expenses in your NOOK segment on page F-15, no discussion of advertising costs is included for the other reportable segments in MD&A. Please tell us why advertising costs decreased by $49.4M, and which of your reportable segments the decrease is attributable to.

Response:  Advertising costs decreased $49.4 million, of which $48.5 million was attributable to our NOOK segment, as the Company took steps to rationalize the cost structure of that declining business accordingly.  In addition, two new tablet products were launched in fiscal 2013 with associated advertising versus one new e-Ink product in fiscal 2014, as NOOK sold through most of its existing device inventories at reduced prices.

5.
You state on page F-15 that selling and administrative expenses decreased primarily due to deleveraging against the sales decline. In your response, please provide us with a revised discussion of changes in selling and administrative expenses, highlighting the decreases and any offsetting increases in expense dollars for each of your reportable segments, similar to your qualitative disclosure for the NOOK segment but quantifying the material reasons for changes. Additionally, please tell us the underlying reasons you believe caused each of the identified items to change during the periods presented. Refer to Item 303(A)(3)(i) of Regulation S-K. Alternatively, please explain in great detail why, in management’s judgment, a transparent discussion of the expense dollars would not be helpful in order to understand your results of operations.

Response: As requested, our additional disclosure is in bold below and we will add such additional disclosure in our future filings.  We typically analyze selling and administrative expense trends in our B&N Retail and B&N College businesses as a percentage of sales.  This is primarily due to the variability of store related expenses, and generally mitigates the impact of store openings and closings.  Given the recent declines in comparable store sales for both businesses, management believes basis points is also an important measure for the reader given deleverage against fixed overhead costs.  NOOK expense trends, however, are typically measured in dollar variances given the sales decline and expense rationalization efforts.

	53 Weeks Ended		52 Weeks Ended
Dollars in thousands	May 3, 2014	% Sales	April 27, 2013	% Sales
B&N Retail	$984,236	22.9%	$1,023,633	22.4%
B&N College	322,819	18.5%	293,618	16.7%
NOOK	299,881	88.7%	358,125	70.6%
Total Selling and Administrative Expenses	$1,606,936	25.2%	$1,675,376	24.5%

Selling and administrative expenses decreased $68.4 million, or 4.1%, to $1.61 billion in fiscal 2014 from $1.68 billion in fiscal 2013. Selling and administrative expenses increased as a percentage of sales to 25.2% in fiscal 2014 from 24.5% in fiscal 2013. The change as a percentage of sales by segment is as follows:

•	B&N Retail selling and administrative expenses increased as a percentage of sales to 22.9% in fiscal 2014 from 22.4% in fiscal 2013. This increase was primarily due to deleveraging against the sales decline of 54 basis points, primarily store payroll and corporate overhead costs, given the comparable store sales decline.

•
B&N College selling and administrative expenses increased as a percentage of sales to 18.5% in fiscal 2014 from 16.7% in fiscal 2013. This increase was primarily due to deleveraging against the sales decline as well as continued investments in YuzuTM, B&N College’s digital education platform.  B&N College invested $24 million in Yuzu in fiscal 2014, including $22 million of expenses, as compared to $7 million of expenses in the prior year. Excluding Yuzu, B&N selling and administrative expenses decreased by 15 basis points as a percentage of sales, as store payroll and corporate overhead costs delevered against the comparable store sales decline.

•
NOOK selling and administrative expenses increased as a percentage of sales to 88.7% in fiscal 2014 from 70.6% in fiscal 2013. The current year includes a $28.4 million asset impairment resulting from the relocation of the Palo Alto, CA facility. The prior year included $20.3 million of impairment charges, primarily including goodwill. Excluding these impairment charges, S&A expenses increased to 80.3% from 66.6% primarily due to sales deleverage. On a dollar basis, excluding these impairment charges, expenses declined $63.3 million primarily on lower advertising costs of $48.5 million, a reduction in consulting expenses of $14.4 million.

6.
We note your disclosure on page F-17 that the higher effective tax rate in fiscal 2014 was due primarily to loss allocations within your NOOK Media joint venture as well as other items, as well as your inclusion of the percentage impact of the loss allocations on page F-57. Please tell more about this item, including why it was recorded for the first time in fiscal 2014. Additionally, while you have included a line item in your reconciliation between the effective income tax rate and the federal statutory rate for this item on page F-57, please tell us how you have disclosed the nature of the item in sufficient detail as required by ASC 740-10-50-12 and -14.

Response:   In Form 8-K dated April 30, 2012 (“Initial 8-K”), the Company announced, among other things, that it had agreed to form a joint venture with an affiliate of Microsoft Corporation (“MSFT”).  Exhibit 10.1 of the Initial 8-K was the investment agreement relating to the formation of that joint venture, which ultimately became known as NOOK Media, LLC (the “LLC”)  Annex A to Exhibit 10.1 was a form of the Amended and Restated Limited Liability Company (the “OA”) for the LLC.  Subsequently, on October 2, 2012, the Company filed Form 8-K/A (“Updated 8-K”), in which the Company filed updated versions of several exhibits to the initial 8-K.  Exhibit 10.2 to the Updated 8-K was a Commercial Agreement among the Company, MSFT and the LLC (“CA”) which addressed the parties’ plans relating developing and commercially exploiting various electronic platforms for the distribution of digital reading content in the US and throughout the world. These terms, described more fully below, were also set out in various sections in the Company’s Form 10-K for the 2013 and 2014 fiscal year (see, e.g., page 5, page F-4, and pages F-62 – F-63 of the Form 10-K filed June 27, 2014).

Pursuant to Section 7.2 of the CA, MSFT agreed, subject to certain conditions, to advance $60 million annually to the LLC (in equal quarterly installments) for three years and additional amounts in the subsequent two years based on revenues from certain sales of digital content (the “Advance”).  CA section 7.2 also provided for the Advance to be recouped by Microsoft out of revenues from certain sales of digital content during the 12-month period to which a particular Advance related.  This section specifically provided that to the extent that an Advance for a particular 12- month period was not recouped by Microsoft within that 12-month period, the LLC would have no obligation to repay it.  The 12-month periods were based on the anniversary of delivery by the LLC of certain technology (“Anniversary Date”).  The technology was delivered in November 2012 and the first 12-month period commenced then.

CA section 7.4 provided that MSFT would also pay to the LLC $25 million annually for five years to fund operating expenses (“Opex Contribution”).  Nothing in the CA required repayment of the Opex Contribution.

Article six of the OA contained the agreement among the LLC members relating to allocations of LLC gains, income, losses and expenses.  Section 6.02(d) of the OA specifically provided that the Opex Contribution would be treated as a capital contribution for income tax purposes and that the LLC would allocate loss to MSFT.  While nothing in the OA specifically addressed repayment of, or allocations in respect of, the Advance, the LLC treated it in the same manner as the Opex Contribution.

For financial reporting purposes, the Company reports on a 52/53 week year that ends on the Saturday closest to the last day of April.  For income tax purposes, the Company reports on a 52/53 week year that ends on the Saturday closest to the last day of January.

For income tax purposes, the LLC did not allocate any losses to MSFT for the tax year ended January 2013 even though MSFT had paid the quarterly installments of the Opex Contribution and the Advance as required by the CA between November 2012 and January 2013.  The reason for this was that the first Anniversary Date (i.e., November 2013) had not yet occurred and, as a result, the LLC was not required to allocate losses to MSFT.  The Company’s tax provision as shown in its Form 10-K for fiscal 2013 similarly reflected no loss allocation to MSFT since the first Anniversary Date was approximately seven months after the end of fiscal 2013.

During the twelve months ended on the first Anniversary Date, due largely to substantial unexpected delays to the roll-out of the content delivery platforms and limited adoption of those platforms by consumers, the LLC had repaid less than $150,000 of the Advance by MSFT under the terms of the CA during the 12-month period then ended.  On the LLC’s partnership return for the tax year ended January 2014, MSFT was allocated $85 million of losses.  This allocation was reflected in the Company’s tax provision in the Form 10-K for fiscal 2014 and, as required by ASC 740-10-50-12, the Company separately identified the impact of this allocation. The Company believes that this disclosure as well as the other descriptions of the joint venture with MSFT noted above and found within the Forms 10-K provide the reader with a significant amount of detail around this item, as contemplated by ASC 740-10-50-14.  However, the Company will ensure that more detail around this item is included in the Form 10-K that will be filed for the current fiscal year.

The Company notes that, as announced in Form 8-K dated December 4, 2014, Microsoft’s interests in the LLC have been acquired by a wholly owned subsidiary of the Company and the CA has been terminated.  The Company intends to account for this acquisition and the termination of the CA, including any impact to the Company’s tax provision, in the fiscal quarter ended January 31, 2015.

Consolidated Statements of Cash Flows,  page F-41

7.
Please tell us the amount and nature of items netted within the “Net (increase) decrease in other noncurrent assets,” and why it qualifies for presentation within the investing activities section of your statements of cash flows and on a net basis. Refer to ASC 230-10-45-7 through -9, and -11 through -13.

Response:

Below is a listing of the amounts netted within the line item “Net (increase) decrease in other noncurrent assets”:

(In thousands of dollars)	Fiscal 2014	Fiscal 2013	Fiscal 2012

(1) Property held for resale	$3,403	(3,403)	--
(2) Acquisition costs for school contracts	1,600	(4,405)	(2,799)
(3) Microsoft and Pearson NOOK Media investment related costs	1,700	5,133	(7,211)
(4) Content conversion, tooling and other	(221)	(3,070)	(3,316)
Net (increase) decrease in other noncurrent assets	$6,482	(5,745)	(13,326)

ASC 230-10-45-13 states all of the following are cash outflows for investing activities:

c. Payments at the time of purchase or soon before or after purchase to acquire property, plant, and equipment and other productive assets, including interest capitalized as part of the cost of those assets. Generally, only advance payments, the down payment, or other amounts paid at the time of purchase or soon before or after purchase of property, plant, and equipment and other productive assets are investing cash outflows.

Items 1, 2, 3 and 4 above primarily relate to the investment or sale of productive assets.  We net these items against other components within these categories based on materiality of the individual line items.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies, page F-43

Revenue Recognition, page F-46

8.
You disclose on page 19 of your Form 10-K that in 2014 you began offering a convenient buyout option to allow the purchase of a rented book at the end of the semester. Please tell us more about this buyout option and whether the amount of associated revenue is material. If material, please tell us whether and how this impacted how you recognize revenue related to the rental and potential buyout of textbooks, and if your related revenue recognition policy on page F-47 is reflective of this change.

Response:  Before the rental period ends and the rented textbooks are due back to the store, we notify the customer of a buyout option so they can purchase the textbook and be released of the obligation to return the textbook.  The buyout option price is dependent on our expected need for that specific textbook in the upcoming semester.  In fiscal 2014, approximately 1.2% of all textbook rentals (0.8% of total B&N College sales or $1.4 million) were later purchased through a buyout option by the customer.  While this option was not material in fiscal 2014, we will add in future filings the following additional disclosure (in bold) to inform the reader of the financial statements how this revenue is recognized should it become material in future periods.

The Company rents both physical and digital textbooks. Revenue from the rental of physical textbooks is deferred and recognized over the rental period commencing at point of sale. Revenue for the rental of digital textbooks is recognized when the textbook has been placed in the customers’ digital locker.  The Company offers a buyout option to allow the purchase of a rented book at the end of the semester. The Company records the buyout purchase when the customer exercises and pays the buyout option price.  In these instances, the Company would accelerate any remaining deferred rental revenue at the point of sale.

17. Segment Reporting, page F-67

Sales by Product Line, page F-68

9.
We note your disclosure by product line on page F-68, and that you include rentals within the media product line. Please quantify for us the amount of rentals for each period presented, and whether you consider rentals to be a product or service. Refer to ASC 280-10-50-40 and Rule 5-03(1) of Regulation S-X.

Response:

(In thousands of dollars)	Fiscal 2014	Fiscal 2013	Fiscal 2012

Rental Sales	$205,370	125,432	91,250
Total Company Sales	$6,381,357	6,839,005	7,12,.199
Rental Sales as a percentage of total sales	3.21%	1.83%	1.27%

In accordance with ASC 280-10-50-40, we consider textbook rental sales as a service.  In accordance with Rule 5-03(1) of Regulation S-X we consider textbook rental sales as income from rentals.  As shown in the above table, rental sales are not material to the Company’s total sales and below the 10% threshold as noted in Rule 5-03(1) of Regulation S-X. As such, rental sales have been combined in sales.

21. Subsequent Events (unaudited), page F-79

Palo Alto Lease Agreement, page F-80

10.
You disclose on page F-80 that you recorded a $28,400 thousand asset impairment charge during the fourth quarter of fiscal 2014 related to the assignment of your Palo Alto Lease Agreement and related relocation of certain of your employees. Please tell us more about the assets that were impaired, the segment or segments they relate to, and describe to us the facts and circumstances leading to impairment, including how you determined the impairment should have been recorded in the fourth quarter of fiscal 2014. Please also note that you appear to have included some of the disclosures required by ASC 360-10-50-2 and ASC 820-10-50 in a footnote that you have indicated on page F-79 as unaudited. As such, please tell us which information has been audited and how you have complied with the aforementioned disclosure requirements related to this impairment and non-recurring fair value measurement.

Response: The Company previously leased a 208,000 square foot office campus in Palo Alto, California.  The vast majority of the space was dedicated to NOOK product development, with a small portion allocated to B&N College for digital education.

In the Company’s fiscal 2014 third quarter 10-Q, the Company included a Subsequent Event note that stated, amongst other things, that “on February 3, 2014, the Board of Directors of the Company approved a specific component of a plan to rationalize its NOOK business…as the Company further refines its strategy, it could incur additional rationalization charges including occupancy, asset impairments, severance and other overhead related charges. The Company currently estimates that these future net charges could be as high as approximately $40.0 million. Substantially all of such estimated future charges are related to the potential consolidation and or relocation of the NOOK offices, and associated charges, that may occur to improve cost efficiency, while better serving NOOK employees.”

During the second half of fiscal 2014, which ended on May 3, 2014, we were in active negotiations regarding an assignment of lease for this property.  On June 5, 2014, after fiscal year-end but prior to the 10-K filing date, we entered into an assignment of lease for this location.  In Fiscal 2015, our employees were relocated to new facilities totaling 88,000 square feet. NOOK employees were moved to a new facility in Santa Clara, California, while Barnes & Noble College’s digital education employees were relocated to a facility in Mountain View, California.

ASC 855-10 states “Recognized subsequent events consist of those events or transactions that provide additional evidence with respect to conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. All information that becomes available prior to the issuance of the financial statements should be used by management in its evaluation of the conditions on which the estimates were based. The financial statements should be adjusted for any changes in estimates resulting from the use of such evidence.”  Since the assignment of lease was being actively negotiated in fiscal 2014, and was completed prior to the issuance of the financial statements, the impaired assets that resulted from the completion of the assignment were reflected in the financial statements for fiscal 2014 in accordance with ASC 855-10.  Of the $28.4 million asset impairment charge that was recorded in the fourth quarter of fiscal 2014, $23.9 million related to leasehold improvements, $2.8 million related to furniture, fixtures, machinery and equipment and $1.8 million related to assets under construction.  The lease termination was accounted for in the first quarter of fiscal 2015, which was the period in which the lease was assigned.

The $28.4 million asset impairment charge and the related fair value assumptions, were audited in fiscal 2014.  ASC 360-10-50-2 states all of the following information shall be disclosed in the notes to financial statements that include the period in which an impairment loss is recognized:

a. A description of the impaired long-lived asset (asset group) and the facts and circumstances leading to the impairment.  We described the long-lived asset group in both the critical accounting policies under long-lived assets and the liquidity and Capital Resources section within Management’s Discussion and Analysis on pages F32 and F22, respectively.  The facts and circumstances were described within the subsequent event note.

b. If not separately presented on the face of the statement, the amount of the impairment loss and the caption in the income statement or the statement of activities that includes that loss. We described the charge within the NOOK segment selling and administrative expenses within our Management’s Discussion and Analysis on page F15.

c. The method or methods for determining fair value (whether based on a quoted market price, prices for similar assets, or another valuation technique).  This was described within the subsequent event note.

d. If applicable, the segment in which the impaired long-lived asset (asset group) is reported under Topic 280.  Based on our answers for a, b and c above, we believe it was clear that the impaired asset was within the NOOK segment.

Although some of the disclosures mentioned above were outside the notes to the financial statements, we believe the reader had all the relevant information available within the combination of the notes to the financial statements and Management’s Discussion and Analysis within the same filing. In our upcoming fiscal 2015 third quarter Form 10-Q, we will include all of the above required disclosures regarding the assignment of lease within our financial statements.

ASC 820-10 states the fair value disclosure objective requires the disclosure of information that helps users of an entity’s financial statements assess both of the following:

•
The valuation techniques and inputs used to develop the measurement of assets and liabilities that are measured at fair value on a recurring or a nonrecurring basis in the statement of financial position after initial recognition; and

•
The effect of the measurements on earnings (or changes in net assets) or other comprehensive income for the period for recurring fair value measurements using significant unobservable inputs (Level 3).

To meet the disclosure objectives, a reporting entity should consider all of the following: (a) the level of detail necessary to meet the disclosure requirements; (b) the amount of emphasis to place on each of the various requirements; (c) the amount of aggregation or disaggregation to provide; and (d) whether additional disclosure is necessary for users to evaluate the quantitative information presented. If the disclosure provided are insufficient to meet the disclosure objectives, additional information should be presented as necessary to meet the objectives.

We believe the following disclosure which was included in the subsequent event note meets the first objective as stated above.  “The Company determined the impairment charge by comparing the estimated fair value to its carrying amount. The fair value was developed primarily using the cost approach in evaluating the replacement cost of the asset (Level 2 fair value assumptions) and then adjusting any value due to economic obsolescence, function obsolesces or physical deterioration.”  The second objective was not applicable since we did use any Level 3 fair value assumptions.

Report of Independent Registered Public Accounting Firm, page F-83

11.
Your auditor makes reference to having audited your consolidated statement of operations as of April 28, 2012 and also makes reference to the results of your operations as of April 28, 2012 in the first, and the third paragraphs, respectively of its audit report. Please inquire of your predecessor auditor and tell us the periods and financial statements that were audited.

Response: We inquired of our predecessor auditor, and confirmed that our consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for the fiscal year then ended April 28, 2012, have been audited.

Form 10-Q for the Quarterly Period Ended November 1, 2014

Item 1. Financial Statements (Unaudited)

Notes to Consolidated Financial Statements, page 8

(2) Revenue Recognition, page 8

12.
You disclose on page 9 that “[r]evenue for the rental of digital textbooks is recognized when the textbook had been downloaded.” This appears to be a change from your revenue recognition policy related to digital textbook rentals on page F-47 of your fiscal 2014 10-K, which states “[r]evenue for digital textbooks is deferred and recognized over the rental period commencing when the textbook has been downloaded.” Please tell us whether you have changed how you account for digital textbook rental revenue, and if so, how you considered the requirements of ASC 250-10-45, ASC 250-10-50 and Item 601(B)(18) of Regulation S-K. Please also quantify for us the amount of digital textbook revenue recorded in fiscal 2012, 2013, and 2014, as well as the interim periods in the period ended November 1, 2014.

Response: As part of considering the impact of ASU No. 2014-09, we evaluated revenue recognition for digital textbook rentals, which was previously and currently considered immaterial to the Company’s sales and operating profit. After further  evaluation, we determined that while the digital rental allows the customer to access digital content for a fixed period of time, once the digital content is delivered to the customer. our obligation is complete.  Code is imbedded within the content, such that upon expiration of the rental term, the customer is no longer able to access the content. Accordingly, we revised our accounting model during the first quarter of fiscal 2015 to better align with the current authoritative guidance in ASC 605-10-20 which states “Revenue from providing services should be recognized when it is both earned and realized or realizable. In other words, the earnings process must be complete or virtually complete, and the revenue measurable.”  If we had recorded the digital textbook rentals using the revised model for fiscal 2014, 2013 and 2012, sales for College would have decreased by $615,000 or 0.035%, and operating profit would have decreased by $197,000 for fiscal 2014, sales for College would have increased by $959,000 or 0.054%, and operating profit would have increased by $379,000 for fiscal 2013 and sales for College would have increased by $306,000 or 0.017%, and operating profit would have increased by $29,000 for fiscal 2012,  As such, we consider this revision to our accounting model to be immaterial in effect and accordingly do not believe the disclosure requirements stated in  ASC 250-10-45, ASC 250-10-50 and Item 601(B)(18) of Regulation S-K are applicable.

As requested above, we recorded $0.7 million, $2.1 million, $6.4 million, $6.4 million and $4.9 million in digital textbook rentals for the 13 weeks ended August 2, 2014, 13 weeks ended November 1, 2014, fiscal 2014, fiscal 2013 and fiscal 2012, respectively. As such, we believe these amounts are not material to our revenue, costs of goods sold and occupancy and operating profit.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 37

13.
We note you changed the way you calculated comparable store sales for the B&N College segment to include the actual revenue received from textbook rentals rather than adjusting it to reflect the equivalent textbook retail selling price. Please tell us what consideration you gave to disclosing the metric for comparable prior periods under the new methodology, as well as disclosing the metric under the existing methodology for comparative purposes.

Response: Our intention in providing comparable store sales is to give the reader a useful metric to gauge the current performance of our stores.  Historically, as B&N College developed its textbook rental business, comparable store sales reflected the retail selling price of a new or used textbook when rented, rather than solely the rental fees received, to provide a more representative comparable sales metric.  We believe that without this adjustment, comparable store sales would have been misleading to the reader, especially given that textbook rentals carry more profitable margin rates than either new or used textbook sales.  Renting a textbook is significantly less costly to the consumer than buying one, while rental volumes dramatically increased over time on a greater availability of titles and student adoption.

Given the significant expansion of the textbook rental business, the growth in rentals has now moderated.  As such, B&N College’s management team believes prior periods are now comparable, and comparable store sales no longer need to be adjusted to reflect the equivalent textbook retail selling price.  B&N College comparable store sales now reflect the actual revenue received from textbook rentals, as B&N College’s management team believes this definition portrays a more meaningful metric going forward.

We do not believe showing the two different methods for the current period is necessary since the conclusions are similar.As a frame of reference, College year-to-date second quarter fiscal 2014 comparable store sales declined 0.2% under the new definition, whereas under the previous definition they would have declined 0.6%.  The difference in definitions is expected to be de minimis for the full fiscal 2014 year.

Given the reasons outlined above, we also believe retroactively showing the different methods during the growth period would be misleading (and potentially confusing) to the reader.

* * * *
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Company requests acceleration of the effective date of the pending registration statement, the undersigned hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact to contact me at (212) 633-3261 or pherpich@bn.com.

Sincerely,
/s/ Peter M. Herpich

Peter M. Herpich Vice President, Corporate Controller (principal accounting officer) Barnes & Noble, Inc.